March 29, 2005



Ms. Heather Tress
Staff Accountant
Securities and Exchange Commission
Washington, D.C.  20549

Re:  National Semiconductor Corporation
     Form 10-K for the fiscal year ended May 30, 2004
     File No. 1-06453

Dear Ms. Tress:

The following is in response to the letter from the Securities and Exchange Commission Staff (the "Staff") to National Semiconductor Corporation (the "Company") dated as of March 18, 2005. Your comment is included for your reference below, along with the Company's response.

Consolidated Financial Statements - Page 33.
Note 1.  Summary of Significant Accounting Policies.
(We have divided the Staff's comment into Part A and Part B and responded accordingly).

1.   Comment 1, Part A: See prior  comment 6. We note that an equity  investment
     -----------------
     met the significance test under S-X Rule 3-09 in fiscal 2003 and that you disposed of that investment in fiscal 2003. Please amend your May 30, 2004 Form 10-K to include the financial information for this equity investment required by Item 3-09 of Regulation S-X. For those periods in which the investment met the significance tests under Rule 3-09, please include audited financial information and for other periods presented the information may be unaudited. You should include the financial information through the date of disposal.

     Response:  The equity investment that met the significance test of S-X Rule
     --------
     3-09 and is the subject of Staff comment 1 consists of a series of investments that the Company had made in fiscal 2002 and fiscal 2003 in iReady Corporation ("iReady"). We provide the following background and supplemental information for the Staff's consideration.

     In fiscal 2003, the Company reported a consolidated net loss before income taxes of $23.3 million on consolidated net sales of $1,983.1 million. Because the Company's 2003 consolidated net loss before income taxes was a relatively small figure, our $8.5 million share in the losses of iReady for fiscal 2003 met the significance test of Regulation S-X Rule 3-09(a)/Rule 1-02(w). As a result, we filed audited financial statements of iReady for its fiscal year ended September 30, 2003, with the Commission on a Form 10-K/A in March, 2004, after we had received the audited financial statements.

     We believe that iReady effectively ceased operations in early calendar 2004. In April 2004, iReady sold substantially all of its assets to NVIDIA Corporation and we understand that iReady subsequently dissolved pursuant to Delaware law. Fiscal 2003 was the only period for which the significance test was met with respect to our investment in iReady. The Company's share of the losses of iReady for fiscal year 2004 of $4.6 million did not meet any significance test under Regulation S-X, and the iReady investment was immaterial to the Company's financial position in both fiscal years 2003 and 2004. The Company's consolidated total assets were $2,280.4 million as of the end of fiscal 2004 and $2,248.4 million as of the end of fiscal 2003. The Company's fiscal 2004 consolidated net income before income taxes and cumulative effect of a change in accounting principle was $333.7 million.

     The Staff has requested that we amend the Company's fiscal 2004 10-K filing, to include iReady's (unaudited) financial information through the date of disposal. In that regard, we respectfully remind the Staff that the requirement for the Company to file iReady financial statements was due solely to the technical application of the third condition of Rule 1-02(w) which was triggered because the Company had a relatively small loss before income taxes for the scale of its operations in fiscal 2003 (i.e., the loss before taxes represented 1.4% of sales and applying the significance test to that figure results in a filing trigger based upon a very small fraction of sales). In addition, the most current set of unaudited iReady financial information that we possess is dated as of January 2004. This financial information set consists solely of unaudited basic financial statements that do not conform with U.S. generally accepted accounting principles because they lack footnotes and other required disclosures. We are not aware of whether any financial information "through the date of disposal" is available, as iReady no longer exists. We respectfully submit that in consideration of the immateriality of the iReady investment to the Company's financial statements, filing any further unaudited iReady financial information would not be meaningful or significant to users of our financial statements.

     Comment 1, Part B:  Additionally,  please explain how you record your share
     -----------------
     of net losses of investees using a hypothetical liquidation at book value method.

     Response: The Company calculates its share of net losses of investees using
     --------
     the hypothetical liquidation at book value method as described in Approach B of EITF Issue No. 99-10, Percentage Used to Determine the Amount of Equity Method Losses. Under this method, the Company computes the value of its claim on the net book value of the investee as of each reporting date. The value of the claim is equal to the estimated proceeds the Company would receive if the investee company were to hypothetically liquidate its assets and liabilities at book value and distribute the proceeds to creditors and investors. The increase or decrease in the value of the Company's claim on the investee's net book value during the period, excluding the effect of any equity transactions, is the amount recognized by Company as its share of the gains or losses.

The Company acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
o Comments from the Staff or changes to the disclosure in response to the Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and
o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bob DeBarr,  Corporate  Controller,  at (408)  721-6455 or me at
(408) 721-2436 if you have any questions regarding our responses contained in this letter.

Very truly yours,

NATIONAL SEMICONDUCTOR CORPORATION



Lewis Chew
Senior Vice-President, Finance and Chief Financial Officer